LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

October 1, 2025

Mr. Chris Bellacicco
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Dear Mr. Bellacicco:

This correspondence responds to additional comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided on September 8, 2025 with respect to Post-Effective Amendment No. 372 to the Trust’s Registration Statement on Form N-1A filed on July 18, 2025 (SEC Accession No. 0000894189-25-005036) (the “Amendment”) and the correspondence filed by the Trust via EDGAR on September 5, 2025 (the “Correspondence”). The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering 21Shares FTSE Crypto 10 ex-BTC Index ETF and 21Shares FTSE Crypto 10 Index ETF (each, a “Fund,” and collectively, the “Funds”) as two new series of the Trust.

The Staff’s comments and the Trust’s responses to those comments are set forth below. Undefined capitalized terms used herein have the same meaning as in the Amendment.

1.Staff Comment: Please note that the Staff does not agree that the Trust’s response to comment #7 in the Correspondence that “each Subsidiary is not ... required to comply with the requirements of Section 15 of the 1940 Act.” The Staff notes that (i) Section 48(a) of the Investment Company Act of 1940 (the “1940 Act”) prohibits a person from doing indirectly any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of the 1940 Act, and (ii) the assets of each Subsidiary are owned by the Fund. Please provide a response via additional correspondence noting the Staff’s position.

Response: The Registrant notes the Staff’s position, and respectfully disagrees with the Staff’s implication that the Funds would be acting unlawfully by investing in their respective Subsidiaries in the absence of a Section 15-compliant investment advisory agreement between each Subsidiary and the Adviser. Section 17 of the 1940 Act and Rule 17a-3 thereunder contemplate that a registered investment company may invest in one or more “fully owned” subsidiaries and specifically permit the registered investment company to transact with such fully owned subsidiary(ies) subject to the conditions in Rule 17a-3. Neither the 1940 Act nor any rule adopted thereunder require a fully owned subsidiary to comply with Section 15 or any other provision of the 1940 Act. Moreover, the concerns sought to be addressed by Section 15 are not present in this construct, and requiring the Adviser to comply with Section 15 with respect to the Subsidiaries does not afford the Funds and their shareholders any material added benefit or protection.

Consistent with long-established industry practice, each Subsidiary is designed to operate as a wholly-owned foreign corporation and was established to enable its parent Fund to obtain investment exposure to certain investments that, while permitted to be held directly, would produce non-qualifying income potentially causing the Fund to fail to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal

Revenue Code of 1986, as amended (the “Code”). The income earned by each Fund from its investment in the Subsidiary is expected to be derived with respect to the Fund’s business of investing in securities, and thus, constitutes qualifying income to the Fund under Section 851(b)(2) of the Code. Qualification as a RIC enables each Fund to pay little or no tax at the Fund level if it satisfies the qualification tests and the distribution requirements set forth in Sections 851 and 852 of the Code, respectively, and generally provides Fund shareholders with tax treatment comparable to that of direct investors in securities. RIC qualification is therefore believed to be in the best interests of each Fund and its shareholders.

While each Fund’s assets are consolidated with those of the Subsidiary for financial reporting purposes, under this construct, each Fund owns stock of the Subsidiary representing an interest in the Subsidiary’s assets. Each Subsidiary is an independent operating company with its own profits, liabilities, and contractual obligations, operated and managed on a day-to-day basis by the Adviser, and subject to the direct oversight of its Board of Directors and the Cayman Islands Monetary Authority. The Adviser’s management of each Subsidiary and each Subsidiary’s performance are also subject to the indirect oversight of the Trust’s Board of Trustees (the “Board”) by virtue of its direct oversight of each Fund. If the Board believes a Fund’s investment in a Subsidiary is not performing as intended, no longer consistent with the Fund’s investment objective and/or principal investment strategies, or otherwise not in the best interest of the Fund and its shareholders, it may direct the Fund to divest of its investment in the Subsidiary. In this respect, a Fund’s investment in the Subsidiary is not dissimilar to its investment in any other holding in its portfolio.

The primary purpose of Section 15 is to protect a fund and its shareholders from overreaching by the investment adviser and excessive advisory fees. The provisions of Section 15 seek to accomplish this purpose by requiring, in general, that (i) the advisory agreement be in writing, specific as to the compensation to be paid, and practically terminable within a reasonable period of time, and (ii) the board of directors, including a majority of the independent directors, specifically approve the advisory agreement after an opportunity to request and evaluate all relevant information, which the adviser has a duty to provide.

Regarding each Fund, the Board, including a majority of the Independent Trustees, has considered and approved, consistent with the requirements of Section 15, the Adviser, the advisory agreement, and the advisory fee to be paid pursuant to the advisory agreement. The Board has also approved each Fund’s principal investment strategies, including its investment in the Subsidiary. As noted previously, the Adviser also serves as the investment adviser to each Subsidiary. The Board has had an opportunity to evaluate the Adviser, including its expertise and operations, and determined to appoint the Adviser to formulate and implement each Fund’s investment program, including its investment in the Subsidiary for the purposes set forth in the Fund’s principal investment strategy. Consistent with Section 15(c), the Board will also have an opportunity to re-evaluate the Adviser and its performance in managing each Fund, including its investment in the Subsidiary, and the advisory fee paid by each Fund. As a result, subjecting the Adviser to a Section 15(c) review in connection with its management of each Subsidiary would not afford the Board any more information than it currently receives or is entitled to request.

Similarly, the terms of the advisory agreement between the Adviser and each Subsidiary are substantially similar to those of the advisory agreement between the Adviser and each Fund, including with respect to those terms required by Section 15(a). In addition, the advisory agreement with each Subsidiary provides for a unitary fee arrangement similar to the unitary fee arrangement in place for the Funds pursuant to which the Adviser has agreed to pay all the expenses of the Subsidiary except for the management fee to be paid by the Subsidiary and certain other expenses. Importantly, the Adviser has agreed to waive, in full, the management fee to be paid to it by each Subsidiary for so long as each Fund invests in the Subsidiary, and such waiver may be terminated only with the approval of the Subsidiary’s Board of Directors. Requiring the advisory agreement with each Subsidiary to comply with Section 15 would therefore not result in any material change to the terms of the advisory agreement or afford the Fund or the Board with any greater protections from overreaching by the Adviser, and the Adviser’s complete waiver of the management fee obviates any concern about excessive advisory fees. Not only does requiring the Subsidiary and the Adviser to comply with Section 15 not afford the Fund and its shareholders any material added benefit or protection, but doing so would lead to added expense for each Subsidiary, including in the form of increased director fees, which would increase the expenses of each

Fund, if not waived by the Adviser, and use valuable Adviser resources to the detriment of each Fund and Subsidiary.

Lastly, as noted in response to the Staff’s prior related comment, the advisory agreement between the Adviser and each Subsidiary is filed via EDGAR and thus, available to Fund shareholders. In addition, the Subsidiary arrangement is described in detail in each Fund’s Prospectus and Statement of Additional Information, including (i) a statement notifying shareholders that the Subsidiary is not registered under the 1940 Act, and is not subject to all the investor protections of the 1940 Act, (ii) the existence of the advisory agreement between the Adviser and each Subsidiary, (iii) the management fee to be paid to the Adviser by each Subsidiary, and (iv) the Adviser’s waiver in full of such management fee.

For the foregoing reasons, the Registrant acknowledges the Staff’s position, but respectfully maintains its position that the Subsidiaries are not and should not be required to enter into and maintain a Section 15-compliant advisory agreement. The Registrant further believes that this position is not inconsistent with Section 48(a) of the 1940 Act.

If you have any questions or require further information, please contact Laura Flores at 202-373-6101 or laura.flores@morganlewis.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

3